Thia fund

Supplemental Proxy Information:
The Annual Meeting of the Stockholders of the Fund was held on June 14, 2001. The following is a summary of the proposal presented and the total number of shares voted:

Proposal:
 1. To elect the following Directors:
	Votes in	Votes
	Favor of	Against
Ronald E. Robison	7,221,235	272,759
Gerard E. Jones	7,223,968	270,026
Barton M. Biggs	7,221,751	272,243
William G. Morton, Jr.	7,230,042	263,952
John A. Levin	7,225,621	268,373